Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: GoGreen Investments Corporation

Commission File No. 001-40941

Joint Press Release

GoGreen Investments Corporation and Lifezone Metals Announce Effectiveness of Registration Statement and Extraordinary General Meeting for Proposed Business Combination

●	Extraordinary General Meeting of GoGreen shareholders to approve, amongst other things, the proposed business combination with Lifezone Metals expected to be held on June 29, 2023

●	Record date for the Extraordinary General Meeting is May 5, 2023

●	GoGreen shareholders as of May 5, 2023 voting by proxy should submit their vote so as to be received by GoGreen by no later than the time appointed for the commencement of the Extraordinary General Meeting. For more information regarding how to vote, please visit https://www.cstproxy.com/gogreeninvestments/2023

●	Upon closing of the business combination, the ordinary shares and warrants of Lifezone Metals are expected to be listed on the New York Stock Exchange under the ticker symbols “LZM” and “LZMW”, respectively

NEW YORK, NY, June 12, 2023 – GoGreen Investments Corporation (NYSE: GOGN) (“GoGreen” or the “Company”) and Lifezone Holdings Limited (“LHL” or “Lifezone Metals”) announced today that the U.S. Securities and Exchange Commission (“SEC”) has declared effective as of June 9, 2023 the registration statement on Form F-4 (File No. 333-271300) of Lifezone Metals Limited (“LZM”) (as amended, the “Registration Statement”), which has been supplemented by a definitive proxy statement/prospectus in connection with GoGreen’s Extraordinary General Meeting of GoGreen shareholders (the “Extraordinary General Meeting”) to consider matters related to the previously announced proposed business combination between GoGreen and Lifezone Metals. Additionally, GoGreen today announced that it has set a meeting date of June 29, 2023 for the Extraordinary General Meeting and a record date of May 5, 2023 (the “Record Date”), as disclosed in the Registration Statement. The closing of the business combination is subject to approval by GoGreen’s shareholders and the satisfaction of other customary closing conditions.

“Lifezone Metals is bringing to market an economic solution that aims to reduce the impact on the climate at a time when there is a clear imbalance between supply and demand for responsibly sourced battery materials,” said John Dowd, GoGreen Investments’ CEO. “The company is developing what it believes will be one of the cleanest, most socially responsible nickel production facilities in the world. The propriety technology has the potential to significantly lower the cost, as well as the environmental and climate footprint, of mineral processing.”

“We are pleased to have reached this important milestone on our journey to becoming a public company.” said Keith Liddell, Lifezone Metals Chairman. “We believe this transaction will enable us to realize our vision to be a modern metals company that creates value across the battery metals supply chain from resource to metal and recycling. Our proprietary Hydromet Technology, we believe, is key to unlocking the Kabanga nickel project in Tanzania, providing a major new source of nickel. Our focus is long-term value creation, supported by a commitment to sustainability embedded as part of our governance structure and operations, and a team and partners that bring diverse skills to bear to contribute to the clean energy transition.”

GoGreen Shareholder Vote

GoGreen’s shareholders of record at the close of business on the Record Date are entitled to receive notice of the Extraordinary General Meeting and to vote their GoGreen ordinary shares at the Extraordinary General Meeting. The meeting will be held on June 29, 2023, at 10:00 a.m., Eastern time, at the offices of Latham & Watkins LLP located at 811 Main Street, Suite 3700, Houston, TX 77002 and via a virtual meeting at the following address: https://www.cstproxy.com/gogreeninvestments/2023. In connection with the Extraordinary General Meeting, GoGreen shareholders that wish to exercise their redemption rights must do so no later than 5:00 p.m. Eastern Time on June 27, 2023 (two business days prior to the GoGreen Extraordinary General Meeting) by following the procedures as specified in the definitive proxy statement/prospectus for the Extraordinary General Meeting. There is no requirement that shareholders affirmatively vote for or against the business combination at the Extraordinary General Meeting in order to redeem their shares for cash.

As announced previously, the business combination is to be effected through a newly-created holding company, LZM. GoGreen will merge with and into a wholly-owned subsidiary of LZM, and the legacy business of LHL will be operated by Lifezone Metals, operating as a wholly-owned subsidiary of LZM upon the consummation of the transaction. LZM’s ordinary shares and warrants are expected to be traded on the New York Stock Exchange under the new symbols “LZM” and “LZMW”, respectively. At the closing of the business combination, (i) the issued and outstanding GoGreen units will be detached into separate components, (ii) the units will no longer trade as a separate security, (iii) the GoGreen ordinary shares will be converted into ordinary shares of Holdings, and (iv) the GoGreen warrants will be converted into warrants in respect of Holdings.

The Record Date determines the holders of GoGreen’s ordinary shares entitled to receive notice of and to vote at the Extraordinary General Meeting, and at any adjournment or postponement thereof, whereby GoGreen shareholders will be asked to approve and adopt the business combination, and such other proposals as disclosed in the definitive proxy statement included in the Registration Statement. If the business combination and other proposals are approved by GoGreen shareholders, GoGreen anticipates closing the business combination shortly after the Extraordinary General Meeting, subject to the satisfaction or waiver (as permitted) of all other closing conditions.

The Extraordinary General Meeting will take place at 10:00 a.m., Eastern Time, on June 29, 2023 at the offices of Latham & Watkins LLP located at 811 Main Street, Suite 3700, Houston, TX 77002 and via a virtual meeting at the following address: https://www.cstproxy.com/gogreeninvestments/2023. Investors who hold GoGreen’s ordinary shares in “street name” or in a margin or similar account, which means that the shares are held of record by a broker, bank or nominee, should contact their broker, bank or nominee as soon as possible to ensure that votes related to the shares they beneficially own are properly counted. In this regard, they must instruct their broker, bank or other nominee how to vote the shares they beneficially own in accordance with the voting instruction form they receive from their broker, bank or other nominee. If they wish to virtually attend the Extraordinary General Meeting and vote, they must contact their broker, bank or other nominee to obtain a legal proxy and instructions on the procedures to be followed. Beneficial investors who own their investments through a bank or broker and wish to attend the meeting will need to contact Continental Stock Transfer & Trust Company to receive a control number at least 72 hours before the GoGreen Extraordinary General Meeting. GoGreen recommends that its shareholders wishing to vote at the Extraordinary General Meeting log in at least 15 minutes before the Extraordinary General Meeting start time. GoGreen encourages its shareholders entitled to vote at the Extraordinary General Meeting to vote their shares via proxy in advance of the Extraordinary General Meeting by following the instructions on the proxy card.

Contacts

GoGreen Investments

John Dowd

CEO

John@gogreeninvestments.com

Lifezone Metals

Natasha Liddell

Chief Sustainability Officer

info@lifezonemetals.com

US Media Enquiries
Bronwyn Wallace
H+K Strategies
+1 713 724 3627
Bronwyn.Wallace@hkstrategies.com

About GoGreen Investments Corporation

GoGreen Investments Corporation is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. GoGreen is led by Chief Executive Officer John Dowd.

About Lifezone Metals

Lifezone Metals is a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling. Its mission is to provide commercial access to proprietary technology and cleaner metals production through a scalable platform underpinned by its tailored proprietary hydromet technology (“Hydromet Technology”). This technology has the potential to be a cleaner and lower cost alternative to smelting, allowing it to responsibly and cost-effectively provide cleaner metals.

By pairing Tanzania’s Kabanga nickel project, which LHL believes is one of the largest and highest-grade undeveloped nickel sulphide deposits in the world, with its proprietary Hydromet Technology, it will work to unlock the value of a key new source of supply to global battery metals markets. LHL partners with BHP on the Kabanga nickel project as it aims to empower Tanzania to achieve full value in-country and become the next premier source of nickel.

Additional Information and Where to Find It

In connection with the business combination, LZM filed the Registration Statement with the SEC, which includes a preliminary prospectus and preliminary proxy statement. The Registration Statement has been declared effective and GoGreen will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that GoGreen will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus will be mailed to shareholders of GoGreen as of the Record Date. Shareholders of GoGreen will also be able to obtain copies of the definitive proxy statement/prospectus without charge at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

LHL, LZM, GoGreen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of GoGreen’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of LHL, LZM, GoGreen in the Registration Statement. Information about GoGreen’s directors and executive officers is also available in GoGreen’s filings with the SEC.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen and LZM, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of LHL’s Hydromet Technology and the development of, and processing of mineral resources at, the Kabanga project, and other statements that are not historical facts.

These statements are based on the current expectations of GoGreen’s and/or LZM’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GoGreen and LZM. These statements are subject to a number of risks and uncertainties regarding LZM’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by GoGreen’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of LZM or GoGreen for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of LZM and GoGreen; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of LZM business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; LZM’s development of, and processing of mineral resources at, the Kabanga project; the effects of competition on LZM’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of LZM to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that LZM presently does not know or that LZM currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide LZM’s expectations, plans or forecasts of future events and views as of the date of this communication. LZM anticipates that subsequent events and developments will cause LZM’s assessments to change. However, while LZM may elect to update these forward-looking statements in the future, LZM specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing LZM’S assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by LHL) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses LHL’s Hydromet Technology. Accordingly, LHL’s Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent LZM expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for LZM and its stakeholders.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.